

July 25, 2014

Via E-mail
Mr. R. David Anderson
Executive Vice President and Chief Financial Officer
CGI Group Inc.
1350 René-Lévesque Boulevard West
15th Floor
Montréal, Québec
Canada H3G 1T4

>   **Re: CGI Group Inc.**
>   **Form 40-F for the year ended September 30, 2013**
>   **Filed December 23, 2013**
>   **File No. 000-29716**

Dear Mr. Anderson:

We have reviewed your supplemental response letter submitted July 7, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the year ended September 30, 2013

25. Investments in subsidiaries, page 48

1.   We note your response to comment two of our letter dated June 19, 2014.We note per the reconciliation provided in your letter dated July 7, 2014 that $119 million of estimated losses were utilized during the fiscal year 2013. Please reconcile this amount to the statement disclosed on page 25 of the MD&A of the Form 40-F for the fiscal year ended September 30, 2013 that states that the decrease in "other long-term liabilities and provisions was due to the utilization of approximately $80.0 million of the estimated losses on revenue-generating contracts which originated from the acquisition."

2.   Please compare and explain the difference between the current balance of estimated losses as of September 30, 2013 and the amount expected to be utilized during fiscal year 2014 of $60 million as stated in your supplemental response dated May 14, 2014. Additionally provide us with the current balance of estimated losses as of March 31, 2014.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Jorge Bonilla, Staff Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/ Daniel L. Gordon

                                        Daniel L. Gordon
                                        Branch Chief